PE 4/30/02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a – 16 or 15b – 16 of
The Securities Exchange Act of 1934

For the month of April, 2002

Indo-Pacific Energy Ltd.

(Translation of registrant's name into English)

Indo-Pacific House, 284, Karori Rd, Wellington 6033 New Zealand

(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F X Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes X No ______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Indo-Pacific Energy Ltd.
(Registrant)

Date: April 9th, 2002

(Signature)

David Bennett
(Name)
Director
(Title)

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although Indo-Pacific believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Indo-Pacific Announces Huinga-1B Deviation Well Commenced

Wellington, New Zealand – April 09, 2002-- /PRNewswire/--

Indo-Pacific Energy Ltd. (INDOF) announced that the Huinga-1B well commenced drilling operations today in onshore Taranaki Basin permit PEP 38716, New Zealand. Huinga-1B will re-enter the Huinga-1 well bore, and deviate 1600 feet westwards to intersect the Tariki Sands beneath the basement overthrust at a depth below 13,000 feet. The Huinga Prospect is mapped as extending some four miles from north to south along the basin margin; and in the event of discovery at Huinga-1B a resource comparable or greater in size to the adjacent Waihapa oil field may be established. Waihapa lies in an adjacent permit owned by Swift Energy just two miles west of Huinga. According to official NZ Government figures Waihapa has already produced more than 27 million barrels oil equivalent of oil and gas. Huinga-1B is expected to take approximately five weeks to reach its target depth, with any flow testing operations being additional to that time.

The Huinga South and Makino North Prospects are also identified in the PEP 38716 permit south of the Huinga Prospect; and a success at Huinga-1B could lead to further drilling along the 10 mile trend between Huinga and Makino. Indo-Pacific holds a 12.3% share in the PEP 38716 permit, and the majority of its share of costs in Huinga-1B will be met by German company Preussag Energie GmbH under the terms of a previously announced deal. Other partners in the project are Swift Energy Company, Bligh Oil & Minerals NL, Australian Worldwide Exploration Ltd, Pancontinental Oil & Gas NL and Impress Ventures Ltd.

Indo-Pacific also advises that the Century rig 39 will be mobilized from Brisbane, Australia next week; and will drill the Waingaromia-2 well in East Coast Basin permit PEP 38330. The well is expected to commence drilling before the end of April. The Goldie-1 well continues in production, with over 181,000 barrels of oil produced and sold as of April 09 (100% to Indo-Pacific account). Preparation of the nearby Tabla-1drill-site is underway, and that well is expected to commence in June. Indo-Pacific is working to enable the rig to be moved from Tabla-1 to Goldie-2 and the Kahili-1A deviation well.

CONTACT: Investor Relations, Indo-Pacific Energy Ltd. tel: 1-866-999-4639

Web site: http://www.indopacific.com Email: ir@indopacific.com